Mail Stop 7010

August 31, 2005

via U.S. mail and facsimile

David A. Roberson
Director, President and Chief Executive Officer
Cavalier Homes, Inc.
32 Wilson Boulevard 100
Addison, Alabama  35540

	Re:	Cavalier Homes, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005
		Form 10-Q for Fiscal Quarters Ended April 2, 2005 and
July
2, 2005
		File No. 0-21682

Dear Mr. Roberson:

      We have reviewed your response letters dated July 26, 2005 and
August 25, 2005 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

1.  Summary of Significant Accounting Policies

Revenue Recognition

1. We note in your response to prior comment 5 in our letter dated June 27, 2005, that you classify dealer incentives as a reduction of revenue in accordance with EITF 01-9. However, in your discussion of gross profit in your management`s discussion and analysis for the quarter and six months ended July 2, 2005, you state "in conjunction with a special dealer incentive program, the Company incurred costs which reduced gross margin..." This statement suggests that you recognized the cost of your dealer incentives as costs of goods sold, as opposed to a reduction of revenue. Please clarify. Please also tell us and disclose the details of and amount of costs related to these dealer incentive programs in your management`s discussion and analysis.

Recently Issued Accounting Pronouncements

2. We note your response to comment 7 in our letter dated June 27, 2005. It is unclear from your response how there is no impact from delaying the adoption of FIN 45 until January 1, 2005 to your fiscal year 2004 consolidated financial statements. In this regard, paragraph 10 of FIN 45 states that it would be unusual for the contingent liability amount recognized in accordance with paragraph 8 of SFAS 5 to exceed the amount that satisfies the fair value objective in accordance with paragraph 9 of FIN 45. As such, please clarify your statement regarding why there is no impact to fiscal year 2004 from delaying adoption of FIN 45 until January 1, 2005.

It is also unclear how you determined that the impact to your reported net loss had you adopted FIN 45 on January 1, 2003 would be a reduction to reported net loss. Please tell us in detail how you are accounting for your guarantee of the financing obtained by retailers to purchase your products under the terms of the repurchase agreements in accordance with FIN 45. Your response should state how the fair value of the guarantees is being reflected in your consolidated financial statements.

Finally, we note your statement that you do not believe the impact of delaying adoption of FIN 45 until January 1, 2005 on your fiscal years 2003 and 2004 consolidated financial statements to be material.
Please provide us your detailed SAB 99 analysis of the quantitative and qualitative factors regarding the materiality of the adopting FIN
45 as of January 1, 2003 instead of January 1, 2005 on your fiscal year 2003 and 2004 and interim 2005 financial statements.

3.  Installment Contracts Receivable

3. We note your response to comment 8 in our letter dated June 27, 2005. In future filings, please disclose the nature and extent of your obligations associated with these limited recourse provisions.
In addition, please confirm to us and revise your disclosure in future filings that you do reduce the proceeds of the sale of the contract receivables by the fair value of your recourse obligation.
Refer to paragraph 11 and 113 of SFAS 140 for guidance. Please also tell us and, if material, disclose where on your balance sheet you recognize your recourse obligation and the amount of this obligation.




10.  Commitments and Contingencies

Contingent Liabilities and Other

4. We have reviewed your response to comment 9 in our letter dated
June 27, 2005.
* Specifically, we have reviewed your analysis of paragraph 4.h(3) of
FIN 46R. We note your statement that each of the exclusive dealers has a different financial situation. Accordingly, we do not believe your use of samples and averages provides a sufficient basis to conclude that the exclusive dealers are scoped out of FIN 46R. Please evaluate each material exclusive dealer individually pursuant to paragraph 4.h(3). Where you have determined that the impact of consolidation is immaterial, please tell us your basis for this conclusion, based on the quantitative and qualitative factors discussed in SAB No. 99.
* Alternatively, if true, please demonstrate to us that all exclusive dealerships are inherently structured in a manner such that you would never provide greater than 50 percent of the equity, subordinated debt, and other subordinated financial support. For example, please clarify whether you guarantee the full amount of the dealerships` third party debt or a portion thereof.
* Regardless of how you justify your conclusions to us regarding paragraph 4.h(3) of FIN 46R, please clarify the following:
o Whether you have financed retail sales through the purchase of installment contracts at your exclusive dealers, and if so, whether this financing represents a variable interest.
o Why, based on paragraph 3(e) of your letter dated August 25, 2005, you appear to have evaluated the exclusive dealers as of the end of the first quarter of 2004, as opposed to the date you became involved with each exclusive dealer. See paragraph 6 of FIN 46R.

5. With respect to your analysis of paragraph 4.h(2) of FIN 46R in response to comment 9 in our letter dated June 27, 2005, please approximate for us the extent to which your exclusive dealers sell your products versus products from other sources. Due to the exclusive dealer relationship, we would have expected that the dealers would purchase substantially all of their products from you, thereby suggesting that the exclusive dealers would be within the scope of FIN 46R, pursuant to paragraph 4.h(2).

6. We note your response to comment 10 in our letter dated June
27,
2005, including the disclosure you intend to include in future filings. Please confirm to us that the reasonably possible loss in excess of accrual is immaterial, or please revise your disclosure in future filings to disclose the amount or range of reasonably possible loss in excess of accrual or that such an estimate cannot be made. If you have determined that such amount is not immaterial and does require disclosure in accordance with paragraph 10 of SFAS 5, please provide us with the disclosure you intend to include in future filings.

Further, we note your statements, "[t]he Company`s liability under some of this litigation is covered in whole or in part by insurance.
Anticipated legal fees and other losses, in excess of insurance coverage, associated with these lawsuits are accrued at the time such cases are identified or when additional information is available such that losses are probable and reasonably estimable." Please confirm to us that you record accrued liabilities and probable insurance recoveries on a gross basis. Insurance recoveries are gain contingencies and are required to be recognized separately from loss contingencies in the balance sheet. Please also confirm to us that any insurance recoveries recognized in your balance sheets meet the criteria set forth in paragraph 17 of SFAS 5. Finally, please tell us the amount of loss contingencies and gain contingencies recognized in your balance sheets as of December 31, 2004 and 2003 and July 2,
2005.

Form 10-Q for the Fiscal Quarter Ended July 2, 2005

8. Commitments and Contingencies

7. Please tell us why you have reversed $1,157 of your provision for losses on inventory repurchases for the six months ended July 2, 2005.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracey Houser, Staff Accountant, at (202)
551-
3736, or me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
??

??

??

??

David A. Roberson
Cavalier Homes, Inc.
August 31, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE